I, James Buchanan, certify that:

(1) the financial statements of OmniValley, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of OmniValley, Inc. included in this Form reflects accurately the information reported on the tax return for OmniValley, Inc. filed for the the fiscal year ended December 31st, 2020.

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James Buchanan
CEO

04/19/2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.